Exhibit 99.2

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE PERIOD

JANUARY 1 - JUNE 30, 2026 and 2025

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30, 2026 AND 2025

(Amounts expressed in US$ unless otherwise indicated)

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts expressed in US$ unless otherwise stated)

	June 30,	December 31,
	2026	2025
ASSETS

Current assets

Cash and cash equivalents	12,502,660	7,805,859
Accounts receivable, net	402,499	503,820
Inventories	1,931,211	1,990,925
Other current assets	3,082,255	3,639,417
Total current assets	17,918,625	13,940,021

Non-current assets

Property and equipment	1,510,595	2,653,810
Operating lease right of use assets	760,948	907,418
Intangible assets	215,750	351,212
Other non-current assets	11,950,000	11,950,000
Total non-current assets	14,437,293	15,862,440
Total assets	32,355,918	29,802,461

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Short-term financial liabilities, net	3,890,229	3,694,936
Accounts payable	2,229,816	4,076,540
Operating lease liabilities	549,019	620,095
Deferred revenue	2,494,219	2,129,152
Accrued expenses and other current liabilities	4,093,512	3,868,532
Total current liabilities	13,256,795	14,389,255

Non-current liabilities

Long-term financial liabilities, net	102,443,755	82,116,160
Operating lease liabilities, net of current portion	108,633	135,715
Employee benefit liabilities	369,647	249,215
Total non-current liabilities	102,922,035	82,501,090
Total liabilities	116,178,830	96,890,345

Commitments and contingencies (Note 12)

Stockholders’ equity

Common stock	8,693	8,604
Treasury shares	(654,886)	(367,632)
Share premium	125,242,581	121,762,359
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(200,861,301)	(180,933,216)
Total stockholders’ equity	(83,822,912)	(67,087,884)
Total liabilities and stockholders’ equity	32,355,918	29,802,461

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE INTERIM PERIOD

JANUARY 1 - JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Revenue	19,984,897	8,303,274	35,412,306	14,326,434

Operating expenses:

Cost of revenues	(4,686,379)	(3,563,660)	(9,013,739)	(7,367,528)
General and administrative expenses	(7,397,955)	(5,496,617)	(14,883,003)	(12,184,292)
Selling and marketing expenses	(2,147,081)	(1,818,984)	(4,190,137)	(3,067,288)
Research and development expenses	(907,971)	(479,810)	(1,924,463)	(1,111,242)
Other expenses	(5,258,797)	(1,778,786)	(9,968,423)	(3,339,127)
Other income	278,104	47,018	778,630	204,889
Total operating expenses	(20,120,079)	(13,090,839)	(39,201,135)	(26,864,588)
Loss from operations	(135,182)	(4,787,565)	(3,788,829)	(12,538,154)

Financial expense, net	(4,043,937)	(4,421,682)	(7,816,856)	(6,740,357)
Loss on debt extinguishment	(8,322,400)	-	(8,322,400)	-
Loss before income tax expense	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)

Income tax expense	-	-	-	-
Net loss	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)

Net loss attributable to stockholders	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	86,132,077	77,064,709	86,021,326	73,957,742
Net loss per common share – basic and diluted	(0.15)	(0.12)	(0.23)	(0.26)
Other comprehensive loss	-	-	-	-
Total comprehensive loss	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE INTERIM PERIOD

JANUARY 1 - JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	Common stock		Treasury shares (*)		Share	Accumulated other comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	premium	loss	deficit	equity
January 1, 2025	63,272,419	6,327	-	-	85,597,939	(7,557,999)	(139,487,178)	(61,440,911)

Net loss	-	-	-	-	-	-	(19,278,511)	(19,278,511)
Repurchase of shares (*)	-	-	65,212	(195,438)	-	-	-	(195,438)
Exercise of incentive shares issued to convertible note holders	600,000	60	-	-	1,753,940	-	-	1,754,000
Compensation of share-based awards to employees (**)	-	-	-	-	963,478	-	-	963,478
Exercise of share-based awards	13,070,665	1,307	-	-	3,765,492	-	-	3,766,799
Exercise of shares issued to employee	98,724	10	-	-	167,920	-	-	167,930
Conversion of convertible notes into shares	666,667	67	-	-	1,099,933	-	-	1,100,000
June 30, 2025	77,708,475	7,771	65,212	(195,438)	93,348,702	(7,557,999)	(158,765,689)	(73,162,653)

January 1, 2026	86,042,726	8,604	132,524	(367,632)	121,762,359	(7,557,999)	(180,933,216)	(67,087,884)

Net loss	-	-	-	-	-	-	(19,928,085)	(19,928,085)
Repurchase of shares (*)	-	-	163,294	(287,254)	-	-	-	(287,254)
Exercise of incentive shares issued to convertible note holders	500,000	50	-	-	884,950	-	-	885,000
Compensation of share-based awards to employees (**)	-	-	-	-	688,269	-	-	688,269
Exercise of share-based awards	67,180	7	-	-	3,937,645	-	-	3,937,652
Exercise of shares issued to employee	17,465	2	-	-	30,388	-	-	30,390
Conversion of convertible notes into shares	303,030	30	-	-	499,970	-	-	500,000
Reclassification of equity-classified conversion feature and fair value adjustment on new convertible notes	-	-	-	-	(2,561,000)	-	-	(2,561,000)
June 30, 2026	86,930,401	8,693	295,818	(654,886)	125,242,581	(7,557,999)	(200,861,301)	(83,822,912)

(*)	Under the share repurchase program, the Group repurchased 163,294 shares during the current period (2025: 65,212). The treasury shares are accounted for at cost.
(**)	Stock-based compensation expense was US$688,269 for the June 30, 2026 (2025: US$963,478). Such expense is included within general and administrative expenses. There were no new stock-based awards granted and no modifications of existing awards during the period. The Group continues to recognize compensation expenses related to previously granted awards over the requisite service periods.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Cash flow from operating activities
Net loss	(19,928,085)	(19,278,511)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on debt extinguishment	8,322,400	-
Depreciation and amortization	1,491,985	1,795,566
Share-based, compensation, net	4,625,921	4,730,277
Interest expense, net	4,394,114	2,631,148
Foreign exchange gain/(loss), net	(129,937)	945,391
Other non-cash	204,132	416,629
Changes in operating assets and liabilities:
Accounts receivable	101,321	(554,030)
Inventories	42,118	(30,188)
Other current assets	(557,526)	787,601
Accounts payable	(1,846,724)	279,687
Deferred revenue	365,067	155,094
Accrued expenses, employee benefit and other current liabilities	345,412	(51,883)
A. Net cash used in operating activities	(2,569,802)	(8,173,219)

Cash flow from investing activities
Purchase of treasury shares	(287,254)	(195,438)
Purchase of property and equipment	(222,020)	(282,430)
B. Net cash used in investing activities	(509,274)	(477,868)

Cash flow from financing activities
Proceeds from issuance of convertible notes	7,745,487	8,375,750
Repayment of term loans	-	(833,334)
Proceeds from exercise of employee share options	30,390	167,930
C. Net cash generated from financing activities	7,775,877	7,710,346
D. Increase/(Decrease) in cash and cash equivalents (A+B+C)	4,696,801	(940,741)
E. Cash and cash equivalents at beginning of the period	7,805,859	5,148,857
Cash and cash equivalents at ending of the period (D+E)	12,502,660	4,208,116
Supplemental disclosures of cash flow information:
Interest paid, net	(4,030,836)	(3,163,818)
Conversion of convertible notes into shares	500,000	1,100,000
Carrying amount of convertible notes extinguished	(5,558,600)	-
Fair value of amended convertible notes issued	16,442,000	-

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

1	DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Group”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The Group’s registered address is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

As of June 30, 2026, Marti operates through its wholly-owned subsidiaries; Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). Marti and its consolidated subsidiaries are collectively referred to herein as the “Group”.

Marti is Türkiye’s leading urban mobility platform, helping address the country’s transportation needs through technology-enabled services offered on a single mobility super app.

Marti aims to offer tech-enabled urban transportation services to consumers across Türkiye through three service offerings: ride-hailing, delivery, and two-wheeled electric vehicle services. Marti’s ride-hailing service matches consumers with car, motorcycle, and taxi drivers. Marti’s delivery service provides same-hour package delivery by leveraging Marti’s existing network of car and motorcycle drivers and consumer base. The two-wheeled electric vehicle service offers a shared mobility solution through a company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation service serving different distances, comfort levels, and price points. Marti is continuously exploring new service offerings to expand its platform consumer base and establish Marti as the preferred solution for all mobility needs.

2	BASIS OF PRESENTATION AND GOING CONCERN

2.1	Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of Marti Technologies, Inc (formerly Galata), as ultimate parent, Marti Technologies I Inc. (formerly Marti Technologies Inc.) and its wholly-owned subsidiary Marti Ileri.

All inter-company balances and transactions have been eliminated. The Group uses the U.S dollar (“US$”) as its functional currency. The unaudited interim condensed consolidated financial statements have been presented in US$.

Hyperinflationary accounting

Marti İleri Teknoloji A.Ş. used Turkish Lira (“TL”) as its functional currency until the end of February 2022. Since the cumulative three-year inflation rate rose to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”) Türkiye is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

Consequently, Marti Ileri Teknoloji A.Ş. remeasured its financial statements prospectively into its new functional currency – US$ which is a non-highly inflationary currency, in accordance with ASC 830 Foreign Currency Matters, at the application date (March 1, 2022). As of the application date, the opening balances of non-monetary items were remeasured in US dollars. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at the balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

2	BASIS OF PRESENTATION AND GOING CONCERN (Continued)

2.2	Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, the Group has financed its operations primarily through cash commitments from certain stockholders and the issuance of shares and convertible notes. The Group incurred net losses of US$19,928,085 and has accumulated losses of US$200,861,301 at June 30, 2026 and the Group has used US$2,569,802 cash for its operations during the same period.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with the going concern principle. Management has performed a going concern assessment for a period of twelve months from the date of issuance of these unaudited interim condensed consolidated financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these unaudited interim condensed consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) revenue projections. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity was considered. In addition, the Group’s management prepared alternative scenarios to assess the ability of the Group to continue its operations in case no additional funding is obtained except for Callaway Capital Management LLC’s (“Callaway”) available loan commitment.

On April 16, 2025, the Group, Callaway, as a commitment party, and the subscribers party thereto entered into a Note Subscription Agreement (the “April 2025 Note Subscription Agreement”) as amended by Amendment No. 1 to the Note Subscription Agreement, dated October 31, 2025, pursuant to which the subscribers agreed to, from time to time, subscribe for the Group’s 12.50% Convertible Senior Secured Notes due April 2029 (the “April 2029 Convertible Notes”) up to an aggregate principal amount of US$23,000,000 on the terms set forth therein. As of June 30, 2026, the subscribers subscribed for an aggregate principal amount of US$18,000,000 and the remaining amount under the April 2025 Note Subscription Agreement was US$5,000,000.

On October 31, 2025, the Group, Callaway, as a commitment party, and the subscribers party thereto entered into a Note Subscription Agreement (the “October 2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Group’s 11.00% Convertible Senior Secured Notes due October 2029 (the “October 2029 Convertible Notes”) up to an aggregate principal amount of US$100,000,000 on the terms set forth therein. As of June 30, 2026, no convertible notes had been issued under the October 2025 Note Subscription Agreement, and the US$50,000,000 commitment amount remained available.

Based on the above facts, management of the Group has concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these unaudited interim condensed consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the unaudited interim condensed consolidated financial statements.

2.3	Comparative financial information

The Group prepared its unaudited interim condensed consolidated balance sheet as of June 30, 2026 in comparison with the condensed consolidated balance sheet prepared as of December 31, 2025; and prepared unaudited interim condensed consolidated statements of operations and comprehensive loss, unaudited interim condensed consolidated statements of changes in equity and unaudited interim condensed consolidated statements of cash flows between January 1 and June 30, 2026 in comparison with January 1 and June 30, 2025.

These unaudited interim condensed consolidated financial statements of the Group do not include all the information required for full annual financial statements and should therefore be read together with the year-end consolidated financial statements dated December 31, 2025.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Recently issued accounting standards

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently reviewing the impact of the adoption on the unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarifies the accounting for induced conversions of convertible debt instruments by requiring entities to apply the inducement guidance consistently, regardless of the form of consideration transferred. The amendments in this ASU are effective for the Group for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted for entities that have adopted ASU 2020-06. The Group has evaluated the impact of adopting ASU 2024-04 and concluded that the adoption of this guidance is not expected to have a material impact on the Group’s unaudited interim condensed consolidated financial statements, financial position, results of operations, or related disclosures, as the Group does not have induced conversion transactions within the scope of this ASU.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on the Group’s financial position or results of operations.

3.2	Operating segments

The Group operates and reports as a single operating and reportable segment.

The key measure of performance used by the Chief Operating Decision Maker (“CODM”), Marti CEO Oğuz Alper Öktem for the single reportable segment is loss before income tax expense. The CODM uses this metric to assess whether the Group is meeting its cost targets, to identify areas requiring cost discipline, and to determine actions needed to reduce losses and maintain operational efficiency.

For the periods ended June 30, 2026 and 2025, the key financial information regarding the operating single segment comprise the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	19,984,897	8,303,274	35,412,306	14,326,434
-Cost of revenues	(4,686,379)	(3,563,660)	(9,013,739)	(7,367,528)
-General and administrative expenses	(7,397,955)	(5,496,617)	(14,883,003)	(12,184,292)
-Selling and marketing expenses	(2,147,081)	(1,818,984)	(4,190,137)	(3,067,288)
-Research and development expenses	(907,971)	(479,810)	(1,924,463)	(1,111,242)
-Other expense	(5,258,797)	(1,778,786)	(9,968,423)	(3,339,127)
-Other income	278,104	47,018	778,630	204,889
-Loss on debt extinguishment	(8,322,400)	-	(8,322,400)	-
-Financial expense, net	(4,043,937)	(4,421,682)	(7,816,856)	(6,740,357)
Segment Loss Before Income Tax Expense	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)
Loss Before Income Tax Expense	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)

The measure of segment assets is reported on the balance sheet as total consolidated assets.

4	PROPERTY AND EQUIPMENT

Property plant and equipment, net consisted of the following:

	June 30, 2026	December 31, 2025
Rental vehicles	27,024,756	26,899,522
Furniture and fixtures	1,502,245	1,479,966
Leasehold improvements	944,368	879,092
Less: Accumulated depreciation	(27,960,774)	(26,604,770)
Total property and equipment	1,510,595	2,653,810

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

4	PROPERTY AND EQUIPMENT (Continued)

The following table summarizes the depreciation expenses recorded in the unaudited interim condensed consolidated statements of operations and comprehensive loss for the periods ended June 30, 2026 and 2025:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cost of revenues	460,501	630,856	1,091,734	1,446,749
General and administrative expenses	110,720	101,089	264,270	199,074
Total	571,221	731,945	1,356,004	1,645,823

5	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2026	December 31, 2025
Cash at banks	12,502,660	7,805,859
- Time deposit	6,269,537	832,923
- Demand deposit (*)	6,233,123	6,972,936
Total	12,502,660	7,805,859

(*)	As of June 30, 2026, the Group maintained $839,474 of cash with a brokerage institution in connection with its share repurchase program. These funds remain the property of the Group and are available to settle repurchases of the Group’s Class A ordinary shares or to be withdrawn at the Group’s discretion. Accordingly, such balances are classified as cash and cash equivalents.

As of June 30, 2026, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	June 30, 2026
TL	July 1, 2026	38.0	6,269,537
Total			6,269,537

As of December 31, 2025, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	December 31, 2025
TL	January 2, 2026	38.5	489,941
TL	January 26, 2026	36.5	201,508
TL	January 2, 2026	30.0	29,154
TL	January 2, 2026	38.0	112,320
Total			832,923

Under a loan agreement with PFG dated January 20, 2021, the Group was previously required to maintain specified cash balances in demand or time deposit accounts subject to a first-priority security interest in favor of PFG.

The PFG loan was fully repaid during 2025. Accordingly, the Group is no longer subject to any cash balance maintenance requirements, and no security interest exists over the Group’s cash and cash equivalents.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

6	OTHER ASSETS

Other current assets consists of the following:

	June 30, 2026	December 31, 2025
Deferred financing costs related to undrawn debt facilities (*)	1,188,444	2,303,132
Prepayments	1,572,175	692,147
Other	321,636	644,138
Total	3,082,255	3,639,417

Other non-current assets consists of the following:

	June 30, 2026	December 31, 2025
Deferred financing costs related to undrawn debt facilities (*)	11,950,000	11,950,000
Total	11,950,000	11,950,000

(*)	Deferred financing costs primarily represent the fair value of equity shares issued to lenders in connection with committed debt facilities for which borrowings were discretionary and had not been drawn as of the reporting date. The portion of deferred financing costs expected to be reclassified within the next twelve months is presented as current, with the remainder presented as non-current. Refer to Note 11 for additional information.

The table below shows the deferred financing cost movement for the period ended June 30, 2026 and the year ended December 31, 2025.

	June 30, 2026	December 31, 2025
Opening	14,253,132	3,806,246
Costs incurred related to committed debt facilities	885,000	19,964,000
Reclassification to debt upon borrowings	(1,999,688)	(7,590,005)
Financing expense (*)	-	(1,927,109)
Ending balance	13,138,444	14,253,132

(*)	Financing expense represents the excess of the fair value of instruments issued (including subscriber shares and commitment shares) over the proceeds allocated to the related convertible note for respective tranches.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

7	REVENUE

For the periods ended June 30, 2026 and 2025, the Group’s revenue from operations consists of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Subscription package revenue	17,626,701	5,632,207	31,439,678	9,660,676
Rental revenue	4,615,895	2,798,211	7,815,468	4,892,551
Reservation revenue	4,118	2,107	8,390	3,375
Gross Sales	22,246,714	8,432,525	39,263,536	14,556,602

Sales discount	(2,257,337)	(123,733)	(3,842,689)	(220,774)
Sales refunds	(4,480)	(5,518)	(8,541)	(9,394)
Net Sales	19,984,897	8,303,274	35,412,306	14,326,434

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances which will be recorded as revenue when the relevant trip is taken, as that represents the satisfaction of the Group’s performance obligation.

	June 30, 2026	December 31, 2025
Wallet	2,232,403	1,950,458
Other	261,816	178,694
Total	2,494,219	2,129,152

The table below shows the wallet balances movement for the periods ended June 30, 2026 and year ended December 31, 2025:

	January 1, 2026	Additions	2026 Revenue	FX rate Adj	June 30, 2026
Deferred revenue	1,950,458	2,801,544	(2,364,887)	(154,712)	2,232,403
Total	1,950,458	2,801,544	(2,364,887)	(154,712)	2,232,403

	January 1, 2025	Additions	2025 Revenue	FX rate Adj	December 31, 2025
Deferred revenue	1,552,074	6,450,062	(5,826,321)	(225,357)	1,950,458
Total	1,552,074	6,450,062	(5,826,321)	(225,357)	1,950,458

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

8	OPERATING EXPENSES

For the periods ended June 30, 2026 and 2025, expenses comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cost of revenues	4,686,379	3,563,660	9,013,739	7,367,528
General and administrative expenses	7,397,955	5,496,617	14,883,003	12,184,292
Selling and marketing expenses	2,147,081	1,818,984	4,190,137	3,067,288
Research and development expenses	907,971	479,810	1,924,463	1,111,242
Total	15,139,386	11,359,071	30,011,342	23,730,350

For the periods ended June 30, 2026 and 2025, cost of revenues comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Personnel expenses	1,528,101	1,367,030	2,909,754	2,843,652
Rental vehicle maintenance and repair expense	445,067	270,212	766,111	466,647
Data cost expenses	878,639	408,369	1,670,995	767,983
Depreciation and amortization expense	522,201	705,151	1,215,817	1,596,492
Operating lease expense	263,061	344,773	526,516	656,362
Commission expenses	531,522	150,365	939,318	286,128
Other	517,788	317,760	985,228	750,264
Total	4,686,379	3,563,660	9,013,739	7,367,528

For the periods ended June 30, 2026 and 2025, general and administrative expenses comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Personnel expenses (*)	5,287,599	3,687,659	10,271,564	8,582,640
Consulting and legal expenses	927,554	878,242	2,311,430	1,783,094
Office expenses	297,917	181,382	532,069	365,900
Depreciation and amortization expense	115,705	101,089	276,168	199,074
Travelling expenses	53,338	76,138	160,303	126,420
Other	715,842	572,107	1,331,469	1,127,164
Total	7,397,955	5,496,617	14,883,003	12,184,292

(*)	The amount includes share-based compensation expense of US$4,625,921 for the six months ended June 30, 2026 (2025: US$4,730,277) and US$2,403,999 for the three months ended June 30, 2026 (2025: US$1,588,188), relating to various share awards granted to employees and non-employees.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

8	OPERATING EXPENSES (Continued)

For the periods ended June 30, 2026 and 2025, selling and marketing expenses comprised of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Social media expense	911,225	1,189,371	1,886,131	1,974,516
Advertising consulting expense	862,243	495,153	1,493,648	815,764
Promotion expense	16,936	52,488	28,246	86,554
Other	356,677	81,972	782,112	190,454
Total	2,147,081	1,818,984	4,190,137	3,067,288

9	OTHER EXPENSES

For the periods ended June 30, 2026 and 2025, other expenses consists of the following:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Fines (*)	4,909,412	1,598,455	9,065,960	3,016,320
Other	349,385	180,331	902,463	322,807
Total	5,258,797	1,778,786	9,968,423	3,339,127

(*)	Relates to fines paid on behalf of platform users for acquisition and retention purposes to support platform usage.

10	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to stockholders.

The United States of America

Pursuant to Section 7874 of the Code, even though the Group is an exempted group incorporated with limited liability under the laws of the Cayman Islands, the Group will be treated as a U.S. domestic corporation for all purposes of the Code. The Group will therefore be taxed as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Group will be subject to U.S. federal income tax on its worldwide income.

The federal income tax rate for corporations is 21%. Additionally, a U.S. subsidiary is subject to US. Federal income taxes and state and local income taxes.

Türkiye

The Turkish subsidiary is subject to Türkiye corporate income tax at the rate of 25%.

Income withholding tax rate of 10% applies to profit distributions, if any, from the Turkish subsidiary to Marti Technologies I Inc.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

Convertible Notes

As of June 30, 2026, the Group’s financial liabilities primarily consist of convertible notes.

Convertible notes are classified as long-term financial liabilities based on their contractual maturities in accordance with the terms of the applicable convertible note agreements. The portion of convertible notes expected to be converted or settled within twelve months of the reporting date is classified as a current financial liability.

Carrying Amount of Financial Liabilities

	Conversion exercise	Contractual interest	Maturity	June 30,	December 31,
	price	rate %	date	2026	2025
Convertible notes, long term	$1.65	15.00%	July 10, 2028	85,777,609	81,548,426
Convertible notes, long term	$2.47	12.50%	April 30, 2029	20,556,375	4,262,670
Total financial liabilities, net				106,333,984	85,811,096

Of which classified as:
Current financial liabilities, net				3,890,229	3,694,936
Non-current financial liabilities, net				102,443,755	82,116,160

The convertible note agreements with a maturity date of July 10, 2028 accrue interest at the rate of fifteen percent (15.00%) per annum; provided that interest shall be payable (a) at a rate per annum equal to ten percent (10.00%) with respect to interest paid in cash (“Cash Interest”) and (b) at a rate per annum equal to five percent (5.00%) with respect to PIK Interest.

The convertible note agreements with a maturity date of April 30, 2029 accrue interest at the rate of twelve and one-half percent (12.50%) per annum; provided that interest shall be payable at a rate per annum equal to twelve and one-half percent (12.50%) with respect to PIK Interest.

On June 5, 2026, Marti Technologies amended its existing Note Subscription Agreement for its 12.50% Convertible Senior Secured Notes due 2029. The update specifically lowered the Reset Conversion Rate multiplier in the conversion formula from 1.65 to 1.05, which reduces the conversion price and makes it more advantageous for noteholders when a conversion occurs. The revision applies to both the outstanding US$13 million principal drawn at the time, the outstanding US$5 million principal drawn after the amendment and any future notes issued from the remaining US$5 million available capacity under the facility.

The Group first evaluated whether the amendment should be accounted for as a troubled debt restructuring under ASC 470-60 and concluded that the amendment did not represent a troubled debt restructuring because the noteholders did not grant a concession to the Group. Further, the amendment did not reduce the principal amount, stated interest rate, maturity, or collateral terms of the notes. Rather, the primary change was to the conversion economics, which made the conversion feature more favorable to noteholders.

Further, the Group evaluated the amendment under ASC 470-50 and determined that the revised terms represented a substantial modification requiring extinguishment accounting. The fair value of the conversion feature increased to a level that exceeded the 10% threshold relative to the carrying amount of the existing notes. Accordingly, the Group derecognized the original notes, recognized the amended notes at fair value, and recorded a non-cash loss on extinguishment in the period.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

Carrying Amount of Financial Liabilities (Continued)

Significant inputs
Share price	US$	1.80
Expected volatility		70%
Risk-free interest rate		4.215%
Debt discount rate / credit risk adjustment		25.0%
Conversion price before amendment	US$	3.86
Conversion price after amendment	US$	2.47

Fair value measurement	Measurement date	Fair value		Valuation technique	Fair value hierarchy
Conversion feature before Amendment	June 5, 2026	US$	2,561,000	Monte Carlo simulation	Level 3
Conversion feature after Amendment	June 5, 2026	US$	5,762,000	Monte Carlo simulation	Level 3
Amended convertible notes recognized at fair value	June 5, 2026	US$	16,442,000	Monte Carlo simulation	Level 3

Convertible Note Movement

The following table summarizes the movement in the carrying amount of convertible notes for the periods ended June 30, 2026 and December 31, 2025.

	June 30, 2026	December 31, 2025
Opening balance	85,811,096	72,995,438
Additions	7,745,487	19,929,687
Converted into shares	(500,000)	(2,220,431)
Debt discount	(1,999,688)	(7,590,005)
Embedded derivative	-	(3,915,094)
Extinguishment of convertible notes	(5,558,600)	-
Recognition of amended convertible notes	16,442,000	-
Accrued interest, net	4,393,689	6,611,501
Ending balance	106,333,984	85,811,096

The Group concluded that the amended conversion features qualify for equity classification under ASC 815-40 and, accordingly, no derivative liability was recognized in connection with the amended terms. For purposes of determining the loss on extinguishment, the Group allocated a portion of the reacquisition price to the previously equity-classified conversion feature amounting to US$2,561,000. After such allocation, the Group recognized a non-cash loss on extinguishment of US$8,322,400 during the period.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

11	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (Continued)

Debt Discount

In connection with certain convertible note issuances, the Group issued subscription and commitment shares (“incentive shares”) to lenders. These incentive shares are treated as standalone financial instruments that are both legally detachable and separately exercisable. The fair value of incentive shares is determined using the market price of the shares on the grant date and recorded as a debt discount, which reduces the carrying amount of the related convertible note liabilities.

The debt discount is amortized over the contractual term of the convertible notes using the effective interest method, with amortization recorded as interest expense. The total debt discount amortized during the period ended June 30, 2026 was US$1,280,831 (June 30, 2025: US$317,665).

In addition, incentive shares issued in connection with committed but not yet issued convertible notes, totaled US$13,138,444 (2025: US$14,253,132), are presented as deferred financing costs within Other Assets and will be reclassified as a reduction of the convertible note liabilities upon issuance.

In addition, certain convertible notes issued by the Group contain embedded conversion features and reset provisions that require evaluation under ASC 815, Derivatives and Hedging. The Group concluded that these embedded features (i.e. notes that are initially convertible at 202.0202 shares per US$1,000, with the conversion rate resetting monthly from April to December 2025 based on US$1,000 divided by 1.65 times the “Reset Price.” The Reset Price is the greater of a US$2.00 floor and the lesser of the prior Reset Price and the 20-day VWAP, capped at US$3.00) do not qualify for the equity scope exception under ASC 815-40, as the settlement terms are not indexed solely to the entity’s own stock. Accordingly, the embedded features are bifurcated from the host debt instruments and accounted for separately as embedded derivative liabilities.

The fair value of the embedded derivative liabilities is estimated using a Monte Carlo simulation model, which incorporates assumptions regarding the Group’s share price, expected volatility, risk-free interest rate, credit risk, expected term of the convertible notes, and the probability and timing of conversion. The embedded derivative liabilities are classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

In the previous year, embedded derivative liability was reclassified to equity on expiration of embedded features.

Maturity Profile

The maturity profile of financial liabilities consists of the following:

	June 30, 2026	Dec 31, 2025
2026	3,890,229	3,694,936
2027	-	-
2028	86,810,504	82,495,077
2029	19,539,338	13,649,501
Total principal	110,240,071	99,839,514
Less: unamortized debt discount, net	(3,906,087)	(14,028,418)
Total	106,333,984	85,811,096

12	COMMITMENTS AND CONTINGENCIES

The Group is subject to various legal proceedings and claims that arise in the ordinary course of the Group’s business.

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against the Group before the Istanbul 14th Commercial Court regarding the Group’s ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through the Group’s website or mobile application.

In response, the court issued an order on March 6, 2023, blocking access to the ride-hailing service. The Group appealed this decision, and the injunction was lifted on June 20, 2023.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT FOR THE INTERIM PERIOD

JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

12	COMMITMENTS AND CONTINGENCIES (Continued)

On July 19, 2024, following expert reports and hearings, the court ruled in favor of the plaintiff regarding the Group’s ride-hailing service but dismissed claims related to the Group’s motorcycle-hailing service. The court also issued an order blocking access to the Group’s ride-hailing application, but clarified that the order did not affect the Group’s other activities. The Group filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had failed to properly consider the defendant’s defenses. The case was sent back to the first instance court for retrial.

The case resumed before the Istanbul 14th Commercial Court, and a related lawsuit filed by the Antalya Chamber of Drivers was combined with it. Following a new expert committee appointment and further hearings during the retrial, on June 24, 2026 the court rendered its decision. The court partially granted the plaintiffs’ claims, holding that the Group’s ride-hailing service constitutes unfair competition under the Turkish Commercial Code, but rejected the request to block access to the Group’s website and mobile applications and dismissed the claims relating to the Group’s e-scooter and e-moped services. All of the Group’s services continue to operate without interruption. The Group will appeal the decision before the Istanbul Regional Court of Appeals.

Further, the Group provides letters of guarantee to certain governmental authorities and service providers as security for its contractual obligations. These guarantees are generally issued by banks on behalf of the Group and are collateralized by cash deposits. As of June 30, 2026, the aggregate amount of outstanding letters of guarantee was US$85,803 (December 31, 2025: US$83,976).

13	LOSS PER SHARE

Since the Group was in a loss position for the periods ended June 30, 2026, and 2025, basic net loss per share was the same as diluted net loss per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the periods ended June 30, 2026, and 2025.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Numerator:
Net loss attributable to common stockholders	(12,501,519)	(9,209,247)	(19,928,085)	(19,278,511)

Denominator:
Basic and diluted weighted-average shares outstanding	86,132,077	77,064,709	86,021,326	73,957,742

Loss per share:
Basic and diluted loss per share	(0.15)	(0.12)	(0.23)	(0.26)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	June 30, 2026	Dec 31, 2025

Stock options	2,965,489	3,335,989

14	SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined that there are no events or transactions that require disclosure in the interim condensed consolidated financial statements.